SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

VOTING DISTANCE BALLOT

SHAREHOLDERS GENERAL MEETING - CENTRAIS ELET BRAS S.A. - ELETROBRAS of 04/27/2018

Name
Shareholder CNPJ or CPF (Identification)

Fulfillment General Guidelines

The Voting Ballot shall be completed fulfilled, signed and sent to: (i) the Book-Entry Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act

The Voting Ballot received by the Book-Entry Agent, the Custodial Agent (as the case may be) and/or by the Company shall be admitted up to 7 (seven) days prior to the date of the General Meeting. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company’s Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Delivery guidelines, indicating the right to send directly to the company or send instructions to the Book-Entry Agent or the Custodial Agent

The Voting Ballot may alternatively be delivered to:

(i) the Book-Entry Agent of the shares issued by the Company (Banco Bradesco S / A);

(ii) the Custodial Agent responsible for the custody of the shares issued by the Company of its ownership, provided that it offers such service pursuant to CVM Instruction 481; or,

(iii) to the Company, directly.

The Banco Bradesco S.A., as the Book-Entry Agent of the shares issued by the Company, will receive the Company's Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Book-Entry Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented, in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Company's Shareholders' Voting Ballot. Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Company's shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Company's Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Bulletin that is unaccompanied by the documentation required to prove the shareholder's condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and electronic address to send the voting ballot, if the shareholder wishes to deliver the document directly to the company

Eletrobras Investor Relations Office

Ave Presidente Vargas, 409, Center, 9th floor

Rio de Janeiro - RJ

ZIP CODE 20071-003

Email:ombudsman-ri@eletrobras.com

Indication of the institution contracted by the company to provide the book-entry service Securities, with name, physical and electronic address, telephone number and person for contact

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A.

4010 / Stock and Custody Department

Book-Entry Assets

4010.acecustodia@bradesco.com.br

Carlos Augusto Dias Pereira

Address: Cidade de Deus, s / nº, Vila Yara, Osasco, SP ZIP: 06029-900

Ph: 0800 701 16 16

Banco Bradesco S.A. 4010/Departamento de Ações e Custódia Escrituração de Ativos 4010.acoes@bradesco.com.br

Carlos Augusto Dias Pereira

Endereço: Cidade de Deus, s/nº, Vila Yara, Osasco, SP CEP: 06029-900 Tel.: (11) 3684-9441 - Fax: (11) 3684-2811

Matters to be discussed in the Annual General Meeting

Simple Deliberation

1. Deliberate on the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2017.

[   ] Approve [   ] Reject [   ] Abstain

[   ] Aprovar [   ] Rejeitar [   ] Abster-se

Simple Deliberation

2. Deliberate on the management proposal of the Company for destination of the results related to the financial year, ending as of December 31, 2017;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

3. To elect a member of the Company's Board of Directors, with a mandate until the next Annual General Meeting, to be appointed by the Controlling Shareholder to assume the vacancy of a former director by the latter and who resigned the position; (In this item, only common shareholders are entitled to vote)

MAURO GENTILE RODRIGUES CUNHA

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

4. To elect a member of the Company's Board of Directors to be appointed by the Controlling Shareholder due to the creation of a new vacancy on the Board of Directors as resolved at the 168th Extraordinary General Meeting of Eletrobras, held on November 30, 2017, for a term of office until next Annual General Meeting; (In this item, only common shareholders are entitled to vote)

MANOEL ARLINDO ZARONI TORRES

[   ] Approve [   ] Reject [   ] Abstain

[   ] Yes [   ] No [   ] Abstain

Simple Deliberation

5. To elect a member of the Board of Directors of the Company, by the holders of preferred shares, in a separate vote, provided that the statutory requirements are met, for a mandate until the date of the next Annual General Meeting; (In this item, only the Preferred shareholders are entitled to vote)

ELVIRA BARACUHY CAVALCANTI PRESTA

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

6. To approve the designation of Mr. José Guimarães Monforte, according to Management Proposal, among the members of the Board of Directors of the Company, for holding the Presidency of the Board of Directors;

JOSÉ GUIMARÃES MONFORTE

 [   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

7. To approve the global compensation of the members of the Fiscal Council and of the Audit and Risk Committee of the Company for the period from April 2018 to March 2019, according to Management's Proposal, as follows:

Global Value for Directors (Directors and Board Members): R$ 17,039,893.57 (seventeen million, thirty-nine thousand, eight hundred and ninety-three reais and fifty-seven centavos)

Global Value for the Fiscal Council: R$ 573,172.85 (five hundred seventy-three thousand, one hundred and seventy-two reais and eighty-five centavos)

• Global Value for the Audit Committee R$ 2,627,042.41 (two million, six hundred and twenty-seven thousand, forty-two reais and forty-one centavos)

 [   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

10. Elect an alternate member to the Company's Fiscal Council, by the preferred shareholders, in a separate vote, for a term up to the date of the next Annual General Meeting;

CHARLES RENÉ LEBARBENCHON

 [   ] Approve [   ] Reject [   ] Abstain

City :

Date :

Signature :

Shareholder’s Name :

E-mail :

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.